Exhibit 99.1
Scripps appoints Knutson as CFO

Nov. 9, 2017

CINCINNATI — The E.W. Scripps Company (NYSE: SSP) has appointed its chief strategy officer, Lisa Knutson, as executive vice president and chief financial officer after a four-month, nationwide search.

Knutson, 52, has been serving as interim CFO since the departure of Tim Wesolowski in early October.

Knutson has deep experience in finance, accounting and human resources. Appointed chief strategy officer in August, she had added corporate development to her prior responsibilities as chief administrative officer: leading enterprise-wide strategic planning, consumer insights, human resources, information technology and corporate communications/investor relations. Prior to coming to Scripps in 2005, she had worked most of her career at Fifth Third Bank and at Arthur Anderson, where she developed and oversaw an operating and sales budget for a $105 million multi-office practice and human resources and staffing across nine locations. A certified public accountant, she has a bachelor’s in accountancy from Miami University.

“Lisa has been an instrumental player on our management team for more than a decade,” said Scripps President and CEO Adam Symson. “She served in key roles during the spinoff of Scripps Networks Interactive and the double-spin, double-merge transaction with the former Journal Communications that divested Scripps of newspapers and doubled our broadcast holdings. She is creative and solution-oriented about business strategy, and her strong leadership will help guide the company effectively through this next phase of restructuring and growth.”

The company also has promoted its controller and treasurer, Doug Lyons, to senior vice president, controller and treasurer.

Lyons, 60, has led the company’s accounting operations since the 2008 spinoff of SNI, including the centralization of accounting and finance operations. Most recently, he led the refinancing of the company’s borrowings and financing for the Katz acquisition this summer.

Lyons joined Scripps in 1985 as assistant controller, and prior to his current role also served as director of financial reporting and vice president of finance and administration for the Interactive Media Division. Prior to joining Scripps, he was an audit manager for Deloitte. He graduated from the University of Dayton with a bachelor of science degree in accounting and serves as a member of its School of Business Advisory Council. He is a certified public accountant.

About Scripps
The E.W. Scripps Company (NYSE: SSP) serves audiences and businesses through a growing portfolio of television, radio and digital media brands. With 33 television stations, Scripps is one of the nation’s largest independent TV station owners. Scripps runs an expanding collection of local and national digital journalism and content businesses, including Newsy, the next-generation national news network; podcast industry leader Midroll Media; and fast-growing national broadcast networks Bounce, Grit, Escape and Laff. Scripps produces original programming including “Pickler & Ben,” runs an award-winning investigative reporting newsroom in Washington, D.C., and is the longtime steward of the Scripps National Spelling Bee. Founded in 1878, Scripps has held for decades to the motto, “Give light and the people will find their own way.”

Contact:
Carolyn Micheli, The E.W. Scripps Company, 513-977-3732, Carolyn.micheli@scripps.com

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